Infinity Bancorp

6 Hutton Centre Drive, Suite 100

Santa Ana, CA 92707

657-223-1000

April 27, 2023

VIA EDGAR

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Infinity Bancorp Offering Statement on Form 1-A As amended on April 27, 2023 File No. 024-12158 REQUEST FOR ACCELERATION OF QUALIFICATION

Dear Mr. Arzonetti:

Pursuant to Rule 461 of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Infinity Bancorp (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-12158), as amended (the “Offering Statement”), so that it may become qualified before 4:00 p.m. Pacific Time on May 2, 2023, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Richard E. Knecht, the Registrant’s attorney, and Allison Duncan, the Registrant’s Executive Vice President and Chief Financial Officer, to orally modify or withdraw this request for acceleration.

In your letter to us dated February 27, 2023, you asked us to confirm that at least one state has advised us that it is prepared to qualify or register our offering. This will confirm that the Department of Financial Protection and Innovation of the State of California, on March 30, 2023, accepted the Registrant’s filing of a Notice of Transaction Pursuant to Corporations Code Section 25102(f), authorizing us to commence selling after March 30, 2023. We will not, of course, begin selling until after the Offering Statement has been qualified by the Commission.

No participant in our offering is being paid any compensation in connection with our offering, so no compensation arrangements must be cleared with FINRA.

The Registrant hereby acknowledges that:

(i)	should the Commission or the staff,

acting pursuant to delegated authority,

qualify the Offering Statement, it does

not foreclose the Commission from

taking an action with respect to the

Offering Statement;

(ii)	the action of the Commission or the staff, acting

pursuant to delegated authority, in declaring the

Offering Statement effective, does not relieve

the Registrant from its full responsibility for the

adequacy and accuracy of the disclosure in the

Offering Statement; and

(iii)	the Registrant may not assert comments of the

Commission or the staff and the

declaration of qualifying the Offering Statement as

a defense in any proceeding initiated by the

Commission or any person under the federal

securities laws of the United States.

The Registrant requests that it be notified of such qualification by an email to Richard E. Knecht at rknecht@knechtlaw.com, with a copy to Allison Duncan at allisond@goinfinitybank.com.

Infinity Bancorp

By:	/s/ Victor E. Guerrero II
Victor E. Guerrero II,
President and Chief Operating Officer